RRUN VENTURES NETWORK INC. INTRODUCES TECHNOLOGY R&D UNIT

Vancouver, B.C. October 11, 2001 -- RRUN Ventures Network Inc. (OTC BB:RRUN), today announced the launch of RRUN LABS Inc. its wholly owned research and development subsidiary.

A downsizing and refocusing at ERICSSON (ERICY) recently made available key technology people who were selected by RRUN Ventures Network Inc. (RRUN vni) and now form the RRUN LABS business unit. Emanuel Koseos, RRUN LABS Chairman said, "The 32 staff of RRUN LABS is a seasoned, tightly knit team with a long track record of delivering new communications technology to market. Over the years, they have successfully transitioned from developing secure radio systems to cell phone systems to designing infrastructure technologies for the Internet."

RRUN LABS Director of Technology Jim Silverstrim said "The new RRUN LABS team brings a range of skill sets in various technologies like C++, Java, Voice Over IP, Cable Telephony, Bluetooth development and various mobile systems development. More importantly, as an engineering team that has worked together at ERICSSON, we feel RRUN vni enables us a degree of latitude in developing products that will enhance the lifestyles of the Digital Generations. We embrace the opportunity to develop leading edge technologies with a strong management team who has the vision for building a worldwide enterprise."

"RRUN LABS is an important business unit for RRUN vni. They will play a major role in the development of the RAHX Media Platform and AXXUS Communication and Commerce Platform. Our company will benefit greatly from having an experienced team like RRUN LABS. This tightly knit group has experience in delivering products to market on time and within budget and is highly skilled in multiple platform development. We will be able to deliver products to market on an accelerated basis. We look forward to quickly bringing to market the results of the hard work from this very experienced and talented team," said Ray Hawkins, President and Chief Executive Officer of RRUN vni.

ABOUT RRUN vni
RRUN vni is building a network of ventures dedicated to introducing world-class products and services that will ultimately enhance the lifestyles of Digital Generations. RRUN vni has assembled a highly skilled and talented management team and group of business professionals to execute the corporate business plan, which is built on core competencies, and designed to create shareholder value.

RRUN vni's venture network currently consists of two synergistic technology-based business enabling networks, RAHX and AXXUS, which combine to implement RRUN vni's initiatives: 1) the building the Digital Media Network of the future; and 2) the building of the New Global Marketplace, a network of interconnected consumers and businesses. The company's RAHX and AXXUS ventures are built on proprietary technology that utilizes Peer-2-Peer Distributed Architecture and contain Digital Rights Management Systems and Advanced Integration and Personalization Software.

Statements contained herein that are not based on historical fact are "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. RRUN Ventures Network Inc. intends that such forward-looking statements be subject to the safe harbor created thereby. Such forward-looking statements are based on current assumptions but involve known and unknown risks and uncertainties that may cause RRUN Ventures Network Inc. actual results, performance or achievements to differ materially from current expectations. These risks include economic, competitive, governmental, technological and other factors discussed in RRUN Ventures Network Inc. applicable public filings on record with the Securities and Exchange Commission which can be viewed at its website at http://www.sec.gov.

For more information please visit our website at www.rrun.com.